FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) within China in 2012, made by the Registrant on January 16, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA
DECREASES BY 3.55% IN 2012

Huaneng Power International, Inc. ("HPI" or the "Company") (NYSE: HNP; HKEx: 902; SSE: 600011) announced its power generation of 2012.

According to the Company’s preliminary statistics, as of 31 December 2012, the Company’s total power generation within China on consolidated basis amounted to 302.433 billion kWh, representing a decrease of 3.55% over the same period last year; accumulated electricity sold amounted to 285.455 billion kWh, representing a decrease of 3.47% over the same period last year.

The decrease in power generation of the Company was mainly attributable to the following reasons:

1.
Affected by the slower economic growth nationwide and the weak demand for electricity, the power generation in the areas where the Company’s power plants are located grew by only 1.3% in 2012. The power generation by coal-fired generating plants decreased by 2.4% on consolidated basis over the same period last year.

2.
The average capacity growth rate of the Company’s coal-fire generating units in 2012 was 3.7 percentage points lower than that in the locations where the Company’s power plants are situated, which affected the Company’s share in the power generation market.

3.
In 2012, there had been a rich supply of water to hydropower plants in the provinces and municipalities including Hunan, Jiangxi, Chongqing, Fujian, Gansu and Yunnan. The power generation by hydropower generating plants in the six provinces and municipalities increased by 31% on consolidated basis over the same period last year. In particular, there had been a sharp increase in the hydropower generation provided to Guangdong from Three Gorges, Yunnan and Guizhou. The rise of hydropower generation narrowed the demand for coal-fired power generation in the provinces where hydropower is generated or provided, and significantly affected the Company’s generation output.

4.
The long-term suspension of the coal mines in the surrounding areas of Yunnan Diandong due to safety accidents in the first quarter of 2012 resulted in tense supply of coal to the Company’s two power plants in Diandong, and affected electricity production of the Company.

The power generation and electricity sold by each of the Company’s domestic power plants in 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation of 2012	Power generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change

Liaoning Province
Dalian	5.980	6.805	-12.12%	5.691	6.457	-11.86%
Dandong	3.202	3.204	-0.06%	3.046	3.049	-0.10%
Yingkou	7.867	8.678	-9.35%	7.355	8.120	-9.42%
Yingkou Co-generation	3.337	3.137	6.38%	3.127	2.929	6.76%
Wafangdian Wind Power	0.102	0.066	54.55%	0.100	0.065	53.85%
Suzihe Hydropower	0.013	—	—	0.012	—	—
Changtu Windpower	0.006	—	—	0.006	—	—

Inner Mongolia
Huade Wind Power	0.203	0.136	49.26%	0.201	0.134	50.00%

Hebei Province
Shang’an	14.265	14.473	-1.44%	13.346	13.616	-1.98%
Kangbao Wind Power	0.062	0.0003	—	0.059	—	—

Gansu Province
Pingliang	9.214	12.214	-24.56%	8.740	11.564	-24.42%
Jiuquan Wind Power	0.756	—	—	0.751	—	—

Beijing
Beijing Co-generation	4.636	4.887	-5.14%	4.085	4.304	-5.09%
Beijing Co-generation (Combined Cycle)	3.955	0.004	—	3.863	0.004	—

Tianjin
Yangliuqing Co-generation	6.609	6.956	-4.99%	6.141	6.510	-5.67%

Shanxi Province
Yushe	3.405	4.180	-18.54%	3.151	3.861	-18.39%
Zuoquan	6.358	—	—	5.934	—	—

Domestic Power Plant	Power generation of 2012	Power generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change

Shandong Province
Dezhou	15.400	14.518	6.08%	14.462	13.643	6.00%
Jining	5.097	4.852	5.05%	4.734	4.512	4.92%
Xindian	3.256	3.313	-1.72%	3.043	3.100	-1.84%
Weihai	11.608	11.128	4.31%	11.053	10.586	4.41%
Rizhao Phase II	7.484	8.173	-8.43%	7.080	7.717	-8.25%
Zhanhua Co-generation	1.724	1.587	8.63%	1.587	1.451	9.37%

Henan Province
Qinbei	17.764	15.146	17.29%	16.751	14.289	17.23%

Jiangsu Province
Nantong	8.406	9.086	-7.48%	8.019	8.665	-7.46%
Nanjing	3.827	3.981	-3.87%	3.617	3.757	-3.73%
Taicang	11.672	11.373	2.63%	11.104	10.790	2.91%
Huaiyin	7.152	7.370	-2.96%	6.732	6.933	-2.90%
Jinling (Combined-cycle)	3.788	3.740	1.28%	3.703	3.652	1.40%
Jinling (Coal-fired)	11.538	11.884	-2.91%	10.993	11.312	-2.82%
Qidong Wind Power	0.357	0.286	24.83%	0.350	0.280	25.00%

Shanghai
Shidongkou First	7.710	7.681	0.38%	7.276	7.242	0.47%
Shidongkou Second	6.472	7.412	-12.68%	6.213	7.112	-12.64%
Shanghai Combined-cycle	1.633	1.266	28.99%	1.593	1.235	28.99%
Shidongkou Power	7.739	6.862	12.78%	7.359	6.481	13.55%

Chongqing
Luohuang	12.191	15.560	-21.65%	11.272	14.417	-21.81%

Zhejiang Province
Yuhuan	24.116	26.768	-9.91%	22.939	25.489	-10.00%

Domestic Power Plant	Power generation of 2012	Power generation of 2011	Change	Electricity sold for 2012	Electricity sold for 2011	Change

Hubei Province
Enshi Maweigou Hydropower	0.050	0.0001	—	0.049	0.0001	—

Hunan Province
Yueyang	8.204	10.679	-23.18%	7.682	10.047	-23.54%
Xiangqi Hydropower	0.183	—	—	0.180	—	—

Jiangxi Province
Jinggangshan	8.842	9.485	-6.78%	8.424	9.019	-6.60%

Fujian Province
Fuzhou	13.800	16.905	-18.37%	13.104	16.071	-18.46%

Guangdong Province
Shantou Coal-fired	6.420	7.085	-9.39%	6.082	6.647	-8.50%
Haimen	12.529	15.213	-17.64%	11.960	14.542	-17.76%

Yunnan Province
Diandong Energy	8.509	11.648	-26.95%	7.857	10.771	-27.05%
Yuwang Energy	4.992	5.813	-14.12%	4.629	5.344	-13.38%

Total	302.433	313.554	-3.55%	285.455	295.717	-3.47%

The accumulated power generation of Tuas Power Limited in Singapore in 2012 accounted for a market share of 25.2%, representing a decrease of 1.9 percentage points as compared to the same period last year.

In addition, generating units No.5 and No.6 (2 x 680 MW) of Huaneng Weihai Power Plant (in which the Company owns 60% equity interest) at Shandong Province have commenced trial run; oil-fired generating unit No.2 (600 MW) of Tuas Power Limited (which is wholly-owned by the Company) in Singapore has been closed down.  At the same time, there had been changes in the generation capacity in part of the power plants in which the Company has equity interests.  As of 31 December 2012, the controlled power generation capacity of the Company was 62,756 MW, and the equity-based power generation capacity of the Company was 56,572 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:    January 16, 2013